UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42808

Anfield Energy Inc.

(Translation of registrant’s name into English)

2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.3 of this Form 6-K of Anfield Energy Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10, as amended (File No. 333-291078), of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anfield Energy Inc.
(Registrant)
Date: July 29, 2026
	By:	/s/ Corey Dias
Corey Dias
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	The Shootaring Canyon Mill and Tributary Mines Preliminary Economic Assessment dated May 4, 2026
99.2	Consent of Terrence (Terry) McNulty
99.3	Consent of Douglas Beahm